SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Fixed Rate Series IV Notes in a principal amount of US$ 6,552,696 due 2011, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Series IV Notes in a principal amount of US$ 6,552,696 due 2011

Alto Palermo S.A. (APSA) informs that on August 10, 2010, will start the payment of the second installment of interests related to the Series IV Notes issued on November 13, 2009.

Payment Agent:	Caja de Valores S.A. (25 de Mayo 362, Buenos Aires, Argentina)

Date of effective payment:	August 10, 2010.

Number of service to be paid:	Third installment of interests.

Period comprised by the payment:	May 12, 2010 / August 10, 2010.

Concept of payment:	Interests (100%)

Payment Currency:	The payment will be made in argentine pesos using the Applicable Exchange Rate as defined in the Pricing Supplement.

Residual Nominal Principal:	US$ 6,552,696.

Annual Nominal Interest:	6.75%

Interest being paid:	US$ 109,062.00

Applicable exchange rate:	To be defined in accordance with Price Supplement.

Amortization coupon:	Not applicable

The interests will be paid to the people at whose name the notes were registered on August 9, 2010 in the registry held by Caja de Valores S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: August 3, 2010